Filed by Micrel, Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company:
Micrel, Incorporated
(Commission File No. 001-34020)

May 7, 2015

Dear Valued Micrel Customers and Channel Partners,

Today Microchip Technology announced the signing of a definitive agreement to acquire Micrel.  The transaction is subject to the approval of shareholders of Micrel, regulatory approvals and customary closing conditions. We expect the transaction to close early in the third calendar quarter of 2015.

Microchip is a leading provider of embedded control solutions through our Microcontroller, Mixed-Signal, Analog, Flash IP solutions and Memory product lines. This acquisition adds Micrel’s strong portfolio of Linear & Power Management products, LAN solutions and Timing & Communications products to Microchip. The combined product lines of Microchip and Micrel will offer you a broader range of innovative solutions to serve your needs.

For now, and until the transaction closes, it will be business as usual for customers and channel partners.  We will communicate any changes to you in a timely fashion after the transaction has closed.  But for the foreseeable future, we request that you continue to do business using your current Micrel contacts and processes.

Together, we remain committed to providing you with outstanding customer service, advanced technology solutions, industry-leading supply chain management, and world-class quality and manufacturing.  We look forward to a long and mutually beneficial relationship.

If you have any questions or concerns, please contact your local sales contact.

Best Regards,

Steve Sanghi	Ray Zinn
President and CEO	President and CEO
Microchip Technology Incorporated	Micrel Inc.